UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

                                   FORM 10-Q

                        FOR PERIOD ENDED: June 30, 1997

                          SEC FILE NUMBER: 33-15370-D

                            CUSIP NUMBER: 126586106


PART I-REGISTRANT INFORMATION

                       Full Name: CUSA Technologies, Inc.

          Address: 986 West Atherton Drive, Salt Lake City, Utah 84123

PART II-RULES 12B-25(b) AND (c)

     The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25.

     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     The subject annual report on Form 10-K will be filed on or before the fifth calendar day following the prescribed due date.

     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

     Stated below in reasonable detail are the reasons why the Registrants Form 10-K could not be filed within the prescribed time period.

     During the fiscal year, the Registrant has disposed of or completed a plan to dispose of four of its business units. The resolution of accounting issues associated with these transactions has caused delay in completing the company's year-end audit.

Part IV-Other information

(1) Please contact Jonathan S. Beckstrand at (801) 269-5085 in regards to this notification.

(2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) have been filed.

(3) It is anticipated that significant changes in results of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portions thereof as described below:

     The Company has disposed of four business units during the fiscal year ended June 30, 1997. Additionally, in fiscal 1996 as a result of the impairment of certain intangible assets, the Company incurred certain significant non recurring charges. As a result, when compared with the results from operations as reported in the Company's Form 10K for the period ended June 30, 1996, the results from operations for the current fiscal year will reflect a decrease in net revenues from the $29,464,459 previously reported for the fiscal year ended June 30, 1996 to approximately 27,100,000 for the fiscal year ended June 30, 1997. It is expected that the results from continuing operations improve from the loss from continuing operations of $9,879,714 as previously reported for fiscal year 1996 to income from continuing operations of approximately $500,000 for the 1997 fiscal year. Additionally, overall results from operations (including the effects of the discontinued operations) will improve from a net loss of approximately $17,450.492 as previously reported for fiscal year 1996 to a net loss of approximately $1,400,000 for the 1997 fiscal year.

     CUSA Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 26, 1997           By /s/ Jonathan S. Beckstrand
                                        --------------------------
                                        Jonathan S. Beckstrand, Secretary
                                          and Treasurer.